ElectroniXiQ, Inc



ANNUAL REPORT

88 North Avondale Rd. #506
Avondale Estates, GA 30002
(310) 401-4977
www.teamxiq.com

This Annual Report is dated April 1, 2019.

BUSINESS

ElectroniXiQ produces and develops vehicle activation and engagement technologies. The company's main product, the Stinger, replaces key ignition systems currently in use on golf carts, ATVs (all-terrain vehicles), UTVs (utility vehicles) and other similar vehicles. The Stinger generates a secured PIN code that starts the vehicle instead of the vehicle's conventional key. The Stinger app interfaces with the Stinger unit to provide secured mobile activation and user engagement. The company is currently developing additional features and technologies compatible with existing Stinger models, as well as future hardware and/or software.

Previous Offerings

From March 15, 2018 to June 8, 2018, the company raised a total $13,920 through a Regulation Crowd Funding campaign on the platform StartEngine, resulting in the issuance of 14,146 non-voting common shares @ $0.001 par value to 48 investors. Per share price varied from $0.91 to $1.00. Net cash proceeds for this raise were $11,762 ($13,920 net of fees).

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Highlights

	2018	**2017**
Total Assets	$75,565	$79,552
Cash & Cash Equivalents	$15,605	$11,905
Accounts Receivable	$0	$420
Short-term Debt	$70,354	$75,449
Long-term Debt	$110,263	$108,198
Revenues / Sales	$23,161	$52,030
Costs of Goods Sold	$12,244	$31,032
Taxes Paid	$0	$0
Net Income/(Loss)	**($63,954)**	**($100,176)**

Revenues

2018 sales of $23,161 55% lower than 2017 sales of $52,030. The company sold 102 stinger units in 2018 versus 270 in 2018. This drop in sales was due to a significant change in our sales channel approach. It was clear that the dealer sales channel would not enable the company to scale as previously determined. Focus was taken off of the dealer sales model and directed to a acquiring a distributor opportunity. This move would enable a market share strategy rather than the previous transactional strategy. XiQ currently a pending distributor relationship in development. Another pivot involved focusing the development of data collection via our hardware. This adjustment enables XiQ to engage a subscription-based revenue opportunity via our data collection platform. In summary, these changes required the transition of resources away from underperforming sales channels to much higher revenue driving channels.

Cost of sales

2018 cost of sales were $12,244 versus $31,032 in 2017. The decrease is primarily due to unit sales being over half of 2017 sales. Cost of sales includes COGS, outsourced direct labor, manufacturing overhead related costs, shipping and other direct costs. COGS include core components used in the assembly of each unit: plastic enclosure, PCB (printed circuit board), and keypads, along with other components (cables, fuses, bolts/nuts, etc.).

Gross margins

2018 gross profit was $10,917 (47% margin) versus $20,998 (40% margin) in 2017. The slight increase in margin is due to more end-user sales (higher priced units) and better unit mix (there were more high-priced models sold in 2018).

Expenses

2018 expenses of $59,596 were 45% lower than 2017 expenses of $107,443. Included in this "Expenses" category are general administrative expenses, sales and marketing, and R&D expenses. 2018 general and administrative expenses were 60% lower than 2017. Most of this decrease comes from vesting of shares from stock-based compensation expense and payroll ($45K less). Sales and marketing expenses were $4.4K



higher in 2018, primarily due to increased business development and promotional efforts. R&D related expenses were $7K lower in 2018.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $15,605. [*The Company intends to raise additional funds through an equity financing.*]

Debt

	2018	2017
Current Liabilities		
Accounts Payable	$0	$2,332
Lines of Credit		
Capital One Business Credit Card	$11,639	$11,705
Kabbage Line of Credit	$0	$18,360
Sub-total Lines of Credit	$11,639	$30,065
Current Portion- Long Term Debt		
Convertible Notes	$38,500	$30,000
Accrued Interest	$9,431	$6,281
Sub-total Current Portion of LTD	$47,931	$36,281
Other		
Related Party Loan (Steven Hickson)	$9,568	$5,500
Other	$1,216	$1,270
Sub-total Other	$10,784	$6,770
Total Current Liabilities	$70,354	$75,449
Long Term Liabilities		
Convertible Notes- net of current portion	$100,000	$98,500
Accrued Interest	$10,263	$9,698
Total Long-Term Liabilities	$110,263	$108,198
Total Debt	**$180,617**	**$183,647**

As of December 31, 2018, the company's total debt $180,617 was primarily composed of $158K ($139K principal and $19K accrued interest) in convertible notes. The notes bear an interest rate of 10% per annum and varied maturity dates ranging from April 30, 2019 to October 24, 2020. Interest on these notes are accrued monthly but will be paid in arrears at maturity. The current portion (notes due within the next 12 months) of these convertible notes are reported under the current liabilities section. Equity conversion of these notes is triggered by a qualified equity raise of at least $500K or maturity of the convertible note.

On December 17th, 2018, three convertible notes totaling $32,548 (principal plus accrued interest) matured. As per Section 4 of the Convertible Note Agreement, each note holder elected to convert their notes (principal plus accrued interest) into common shares. The conversion resulted in 37,370 common shares issued to each of the three convertible notes holders.

The company also uses a business credit card issued by Capital One, As of December 31, 2018, the balance on this credit card was $11,639.



DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Karlos Walkes	Founder, President, Director, CEO
Florien Meier	Founder, Vice President, Director, CTO
Steven Hickson	Director, CFO
Steve Vick	Director, VP of Engineering

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock, Voting	Karlos Walkes 3466 Kensington Parc Circle, Avondale Estates, GA 30002	978,773 shares		42.19%
Common Stock, Voting	Florian Meier 655 Millbrook Village Dr. Tyrone, GA 30290	978,773 shares		42.19%

RELATED PARTY TRANSACTIONS

As of December 31, 2018, the company had two related party transactions: (1) an interest-free loan for $9,568 from Steven Hickson, the company CFO and a Shareholder, and (2) a three-year convertible note for $5,000 maturing on May 31, 2019 from Steve Vick, V.P of Engineering and a shareholder.

The interest free loan from Steven Hickson is to be repaid by the company as cash flow permits. In connection with this loan, Steven Hickson was issued a Warrant granting him the right to purchase up to $19,000 worth of equity shares in the company within a year following the next round of priced equity raise. The warrant carries a 50% discount over the price equity raise price per share.



Steven Hickson's loan has been recorded under "Other" on the current liabilities section of the balance sheet. Steve Vick's convertible note is contained on the "Notes Payable- Long Term" line item of the balance sheet

OUR SECURITIES

The company authorized the issuance of 90,000,000 shares of common stock, of which 48,000,000 are designated as voting common stock with par value of $0.01 per share, and 2,000,000 are designated a non-voting with no par value.

As of December 31, 2018, 2,333,992 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws:

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Articles, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.
(b) *Voting Rights.*
(i) *Voting Common Stock*. Except as otherwise required by law or these Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.
(ii) *Non-Voting Common Stock*. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.



If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

[COMPANY NAME]

By /s/ *KFWalkes*
_____

Name: Karlos Walkes

Title: Chief Executive Officer



FINANCIAL STATEMENTS

ElectroniXiQ, Inc
BALANCE SHEET (unaudited)
As of 12/31/2018

	12/31/2018	12/31/2017
Assets		
Current assets		
Cash	$15,605	$11,905
Accounts receivable	$0	$420
Inventory	$18,870	$21,065
Prepaid expense	$5,018	$0
Other current assets	$0	$285
Total current assets	**$39,494**	**$33,675**
Property and equipment, net	$7,174	$9,566
Intangible assets, net	$28,897	$36,311
Other assets		$0
Total assets	**$75,565**	**$79,552**
Liabilities & Equity		
Current liabilities		
Accounts payable	$0	$2,332
Lines of credit	$11,639	$30,065
Deferred revenue	$0	$0
Notes payable- current	$47,931	$36,281
Other	$10,784	$6,770
Total current liabilities	**$70,354**	**$75,449**
Notes payable- long term, net of current portion	$110,263	$108,198
Total liabilities	**$180,617**	**$183,647**
Equity		
Contributions	$0	$0
Common Stock	$23,213	$23,873
Additional Paid-In-Capital	$109,090	$46,480
Discount on Common	($22,558)	($22,558)
Treasury Stock	$1,048	$0
Retained Earnings (Accumulated Losses)	($151,891)	($51,714)
Current Period Income (loss)	($63,954)	($100,176)
Total Equity	**($105,052)**	**($104,095)**
Total liability and equity	**$75,565**	**$79,552**

ElectroniXiQ, Inc
STATEMENT OF OPERATIONS (unaudited)

For the year ended December 31, 2018 and 2017

	Total 2018	Total 2017
Revenues	$23,161	$52,030
Cost of revenues	$12,244	$31,032
Gross profit	$10,917	$20,998
Operating expenses		
General and administrative	$30,581	$76,554
Sales and marketing	$10,001	$4,848
Research & development	$19,014	$25,961
Total operating expenses	$59,596	$107,364
Operating income/ (loss)	($48,679)	($86,365)
Other (income)/ expense		
Interest expense	$15,913	$13,350
Other miscellaneous expense	($639)	$461
Total other (income) expense	$15,275	$13,811
Net income (loss)	**($63,954)**	**($100,176)**

ElectroniXiQ, Inc
STATEMENT OF CASH FLOWS
(unaudited)

For the year ended December 31, 2018

	2018
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (loss)	($63,954)
Adjustments to reconcile net income (loss) to net cash	
Depreciation and amortization	$17,713
Stock Based Compensation	$16,530
Changes in operating activities	
Accounts receivable	$420
Inventory	$2,195
Prepaid expenses & other	($4,734)
Accounts payable	($2,453)
Other payables	($7,096)
Net cash used in operating activities	($41,380)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property and equipment	$0
Purchase of intangible assets	($7,907)
Deposits and other	$0
Net cash used in investing activities	($7,907)
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from notes payable	$35,000
Proceeds from related party loans (net)	$4,068
Proceeds from Regulation CF Common Shares	$13,920
Net cash provided from financing activities	$52,988
Increase (decrease) in cash	$3,701
Cash at beginning of year	$11,905
Cash at end of year	$15,605

CERTIFICATION

      I, Karlos Walkes, Principal Executive Officer of Electronixiq, Inc, hereby certify that the financial statements of Electronixiq, Inc. included in this Report are true and complete in all material respects.

KFWalkes

Principal Executive Officer